Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

October 4, 2019

VIA EDGAR TRANSMISSION
Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 9 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. White:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on September 24, 2019 with respect to the Amendment and the Trust’s series RPAR Risk Parity ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the registration statement.
General

Comment 1.	Pursuant to Release No. 33-8590 Rulemaking for EDGAR System, please update the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site with the Fund’s exchange ticker symbols.

Response:	The Trust confirms that the exchange ticker symbols will be added to the Series and Classes (Contracts) Information Page on the EDGAR Filing Web site.
Prospectus

Comment 2.	Provide the Staff with the Fund’s annual fund operating expenses table and expense example prior to the effective date.

Response:	The Fund’s completed fee table and expense example are as shown in the attached Appendix A.

Comment 3.
Disclose if the investment adviser (Toroso Investments, LLC) and/or the investment sub-adviser (CSat Investment Advisory, L.P. d/b/a Exponential ETFs) are in any way affiliated with the index provider (Advanced Research Investment Solutions, LLC (“Advanced Research”)).

Response:
The Trust confirms that Advanced Research is not an affiliated person of the Fund, the Adviser, the Sub-Adviser, the Distributor, or any of their affiliates. As disclosed in the Amendment under “Fund Sponsor”, the Adviser has entered into an agreement with Advanced Research under which Advanced Research assumes the obligation of the Adviser to pay all expenses of the Fund, except certain excluded expenses. Additionally, Advanced Research is expected to provide marketing support for the Fund, including distributing marketing materials related to the Fund. Advanced Research does not make investment decisions, provide investment advice, or otherwise act in the capacity of an investment adviser to the Fund.

Comment 4.	The Principal Investment Strategies fifth paragraph details the risks of futures contracts. The Staff suggests either removing from Principal Investment Strategies or relocating.

Response:	The Trust will remove the language in the Principal Investment Strategies sections pertaining to investments in futures contracts.

Comment 5.	Disclose Principal Risk for the industries listed under Principal Investment Strategies - agriculture, energy producers, gold, and industrial metal miners.
Response:    The Trust will add risk disclosure as follows:
Agriculture Risk. Companies in the agriculture industry are subject to risks such as adverse weather conditions, embargoes, tariffs, and adverse international economic, political and regulatory developments.
Energy Producers Industry Risk. Companies in the energy producing industry are subject to risks associated with companies owning and/or operating pipelines, gathering and processing assets, power infrastructure, propane assets, as well as capital markets, terrorism, natural disasters, climate change, operating, regulatory, environmental, supply and demand, and price volatility risks.  The volatility of energy commodity prices can significantly affect energy companies due to the impact of prices on the volume of commodities developed, produced, gathered, and processed. Historically, energy commodity prices have been cyclical and exhibited significant volatility, which may adversely impact the value, operations, cash flows, and financial performance of energy companies.
Gold Risk. The prices of precious metals, such as gold, rise and fall in response to many factors, including: economic cycles; changes in inflation or expectations about inflation in various countries; interest rates; currency fluctuations; metal sales by governments, central banks, or international agencies; investment speculation; resource availability; fluctuations in industrial and commercial supply and demand; government regulation of the metals and materials industries; and government prohibitions or restrictions on the private ownership of certain precious and rare metals.
Industrial Metal Miners Risk. The profitability of companies in the industrial metal mining industry is related to, among other things, worldwide metal prices and the costs of extraction and production. Companies in this industry may be adversely affected by economic conditions, tax treatment, government regulation and intervention, and world events in the regions in which the companies operate (e.g., expropriation, nationalization, confiscation of assets and property, repatriation of capital, military coups, social unrest).

Comment 6.	Disclose Principal Risk for Real Estate Investment Trusts (REITs) as such is listed under Principal Investment Strategies.
Response:    The Trust will add risk disclosure as follows:
REIT Investment Risk. Investments in REITs involve unique risks. REITs may have limited financial resources, may trade less frequently and in limited volume, and may be more volatile than other securities. REITs may be affected by changes in the value of their underlying properties or mortgages or by defaults by their borrowers or tenants. Furthermore, these entities depend upon specialized management skills, have limited diversification and are, therefore, subject to risks inherent in financing a limited number of projects. In addition, the performance of a REIT may be affected by changes in the tax laws or by its failure to qualify for tax-free pass-through of income.

Comment 7.	List risks in order of importance versus alphabetical. Reference ADI 2019-08 Improving Principal Risks Disclosure.

Response:
The Trust has reviewed its risk disclosures and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

Comment 8.	Clarify if the Manager of Managers exemptive relief applies to affiliated and unaffiliated sub-advisers.

Response:	The Trust will revise to clarify the exemptive relief language applies to unaffiliated sub-advisers as follows:
The Fund and the Adviser have received exemptive relief from the SEC permitting the Adviser (subject to certain conditions and the approval of the Fund’s Board of Trustees (the “Board”)) to change or select new unaffiliated sub-advisers without obtaining shareholder approval. The relief permits the Adviser to materially amend the terms of agreements with an unaffiliated sub-adviser (including an increase in the fee paid by the Adviser to the unaffiliated sub-adviser (and not paid by the Fund)) or to continue the employment of an unaffiliated sub-adviser after an event that would otherwise cause the automatic termination of services with Board approval, but without shareholder approval. Shareholders will be notified of any unaffiliated sub-adviser changes.

*    *    *

If you have any questions regarding the above responses, please contact Kent Barnes at U.S. Bank Global Fund Services, the Trust’s sub-administrator, at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,
/s/ Eric W. Falkeis
Eric W. Falkeis
Trustee, Chairman, President and Secretary

Appendix A
Fee Table and Expense Example

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund (“Shares”). This table and the Example below do not include the brokerage commissions that investors may pay on their purchases and sales of Shares.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.50%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Total Annual Fund Operating Expenses	0.50%
1 Estimated for the current fiscal year

Expense Examples
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$51	$160

A- 1